Exhibit 21.1
SUBSIDIARIES OF KODIAK GAS SERVICES, INC.
Company Listing as of December 31, 2023

Company	Ownership	Incorporation
Frontier Acquisition I, Inc.	Wholly owned	Delaware
Frontier Acquisition II, Inc.	Wholly owned	Delaware
Kodiak Gas Services, LLC	Wholly owned	Delaware
Pegasus Optimization Managers, LLC	Wholly owned	Delaware